                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               _________________

                                 SCHEDULE 13G
                                (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULES 13d-1(b),(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                             Neotherapeutics, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   640656104
--------------------------------------------------------------------------------
                                (CUSIP Number)


                               October 20, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)



--------------------
  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 ---------------------                                       -------------------
  CUSIP No. 640656104                   13G                   Page 2 of 5 Pages
 ---------------------                                       -------------------


------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


             Patrick D. Powers
------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [_]
                                                                      (b) [_]

------------------------------------------------------------------------------
 3.   SEC USE ONLY



------------------------------------------------------------------------------
 4.   CITIZENSHIP OR PLACE OF ORGANIZATION


            United States of America
------------------------------------------------------------------------------
                     5.   SOLE VOTING POWER

     NUMBER OF
                                                  786,750
      SHARES       -----------------------------------------------------------
                     6.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                                       -0-
                   -----------------------------------------------------------
       EACH          7.   SOLE DISPOSITIVE POWER

    REPORTING
                                                  786,750
      PERSON       -----------------------------------------------------------
                     8.   SHARED DISPOSITIVE POWER
       WITH
                                                    -0-
------------------------------------------------------------------------------
 9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              786,750
------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                          [X]

------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                7.7%
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

                           IN
------------------------------------------------------------------------------

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                                                       -------------------------
                                                             Page 3 of 5 Pages
                                                        ------------------------

Item 1(a). Name of Issuer.

                             Neotherapeutics, Inc.
           --------------------------------------------------------------------

Item 1(b). Address of Issuer's Principal Executive Offices:

                157 Technology Drive, Irvine, California 92618
           --------------------------------------------------------------------

Item 2(a). Name of Person Filing:


                               Patrick D. Powers
           --------------------------------------------------------------------

Item 2(b). Address of Principal Business Office or, if None, Residence:

           8141 E. Kaiser Boulevard, Suite 300, Anaheim Hills, California 92808
           --------------------------------------------------------------------

Item 2(c). Citizenship:

                           United States of America
           --------------------------------------------------------------------

Item 2(d). Title of Class of Securities:

           Common Stock
           --------------------------------------------------------------------

Item 2(e).  CUSIP Number.

                                   640656104
           --------------------------------------------------------------------

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
           (c), Check Whether the Person Filing is a:

           (a) [_] Broker or dealer registered under Section 15 of the Exchange Act.
           (b) [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.
           (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
           (d) [_] Investment company registered under Section 8 of the Investment Company Act.
           (e) [_] An investment adviser in accordance with Rule 13d-I(b)(1)(ii)(E);
           (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-I(b)(1)(ii)(F);
           (g) [_] A parent holding company or control person in accordance with Rule 13d-I(b)(ii)(G);
           (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
           (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
           (j) [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a)  Amount beneficially owned:

                                    786,750
                --------------------------------------------------------------

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                                                        ------------------------
                                                            Page 4 of 5 Pages
                                                        ------------------------


          (b)  Percent of class:

                                    7.735%
          -----------------------------------------------------------------

          (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote                786,750
                                                              -----------------------
               (ii)  Shared power to vote or to direct the vote                   -0-
                                                                ---------------------
               (iii) Sole power to dispose or to direct the disposition of
                                                                             786,750
                                                                           ----------
               (iv)  Shared power to dispose or to direct the disposition of      -0-
                                                                             --------

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Patrick D. Powers holds 12,200 shares of the Common Stock to which this report relates in a SEP retirement account and has the right to receive dividends from, or the proceeds from the sale of such securities. In addition, Patrick D. Powers has been appointed trustee of the following (number of shares held are indicated in parenthesis): Powers (1995) Family Investment Limited Partnership (468,950 shares); the Warren P. Powers Charitable Foundation (134,500 shares), the Warren and Joanne Powers Charitable Foundation (86,100 shares) and the Anima Christi Foundation (85,000 shares). As trustee, Patrick D. Powers has the power to vote or sell the shares of Common Stock to which this report relates and thus may be considered the beneficial owner of the shares under Rule 13d-3(a). However, each of the above-listed entities has the right to receive dividends from, or the proceeds from the sale of such securities. None of the above-listed entities individually holds more than five percent (5%) of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                     ---------------------------
                                                           Page 5 of 5 Pages
                                                     ---------------------------


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    October 27, 2000
                                             --------------------------------
                                                        (Date)

                                                   /s/ Patrick D. Powers
                                             --------------------------------
                                                      (Signature)

                                             Patrick D. Powers, an individual
                                             --------------------------------
                                                      (Name/Title)